UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  0-28886

ROSLYN BANCORP, INC.

(Exact name of registrant as specified in its charter)

One Jericho Plaza

Jericho, NY 11753

(516) 942-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01

5.75% Senior Notes Due November 15, 2007

7.50% Senior Notes Due December 1, 2008

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:	Common Stock: None
5.75% Senior Notes: N/A
7.50% Senior Notes: N/A

Pursuant to the requirements of the Securities Exchange Act of 1934, New York Community Bancorp, Inc., as the successor issuer to Roslyn Bancorp, Inc. pursuant to its merger with and into New York Community Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 3, 2003	NEW YORK COMMUNITY BANCORP, INC.

By: /S/ MARK A. RICCA

Name: Mark A. Ricca Title: Executive Vice President and General Counsel